Exhibit 99.159

DeFi Technologies Announces Launch of Solana Validator Node to participate in Network Governance and Staking

TORONTO, Dec. 1, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that it has deployed a Solana validator node that will act as an independent validator for the network. The launch of the node is part of the Company's DeFi Infrastructure & Governance business line, which contributes to the mission of the decentralized finance ecosystem.

By processing transactions and participating in consensus, DeFi Technologies will be supporting the growth and performance of the Solana network. In connection with running the node, DeFi Technologies can receive rewards from securing transactions on Solana as well as for providing governance services such as voting on code changes and other upgrades to the globally decentralized network. In addition, the Company is participating in staking, thereby earning staking rewards, through its wholly owned subsidiary, Valour Inc.

Solana is a public blockchain protocol designed to host decentralized applications. The network is considered to be one of the fastest growing ecosystems in the crypto space, with more than 400 projects spanning DeFi, NFTs, Web3 and more. Solana's high performance and low fees continue to attract increasing developer and investor interest, with its native token SOL currently within the top ten cryptocurrencies in the world by market capitalization1, at USD $64.83 billion as of November 30.

"Launching our Solana validator node is an exciting next step in our engagement in the Solana ecosystem. We will be able to both support the security of the network and grow our SOL holdings through staking activity," said Diana Biggs, Chief Strategy Officer at DeFi Technologies.

DeFi Technologies recently announced it will bring its real-time cryptocurrency pricing data to the Solana-based Pyth network to improve DeFi market transparency. The Valour Solana ETP, listed on the NGM stock exchange in Sweden, continues to see unprecedented investor demand. It is Valour's fastest growing product to date, accumulating more than $59M USD in assets under management (AUM) in less than three months.

The DeFi Infrastructure & Governance business line seeks to actively participate in decentralized blockchain networks by running nodes that contribute to network security and stability, governance, transaction validation and overall decentralization. The Company is committed to growing the DeFi ecosystem by supporting innovative projects and the new financial infrastructure which powers them.

1          Coinmarketcap.comas at 30 November, 2021

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to DeFi Technologies' governance business line and implementation of nodes for Solana; the growth of AUM; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies,

Inc. CNW 07:30e 01-

DEC-21